Exhibit 99.1
Shinhan Financial Group resolved to pay quarterly cash dividends

On July 27, 2023, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Total dividend amount to be paid: KRW 272,128,902,150 (KRW 525 per share)

- The total number of shares subject to dividend is 518,340,766 shares

- Record date: June 30, 2023

The payment for quarterly dividends is expected to be made within 20 days following the resolution of the Board of Directors.